Exhibit 99.1
FOR IMMEDIATE RELEASE

Media Contact: Mark Cautela 508-253-3832 Investor Contact: Chris Powers 508-253-4632

Staples, Inc. Nominates Three New Directors

Rowland Moriarty and Basil Anderson to Retire From Staples’ Board, Raul Vazquez
Not Standing For Reelection

FRAMINGHAM, Mass., April 22, 2016 -- Staples, Inc. (Nasdaq: SPLS) today announced the nomination of three new Directors. Curtis Feeny, Managing Director of Voyager Capital, Deb Henretta, former Group President of Global e-Commerce at Procter & Gamble and John Lundgren, Chairman and Chief Executive Officer of Stanley Black & Decker, have been nominated by the company’s Board of Directors for election at the 2016 Annual Meeting.

“I’m pleased that we are nominating three highly qualified individuals to join our Board of Directors,” said Vijay Vishwanath, Chair of Staples’ Nominating and Corporate Governance Committee. “Curtis, Deb, and John each bring fresh perspectives and a wealth of diverse experiences, and we are excited to welcome them to our Board.”

Feeny has been Managing Director of Voyager Capital since January 2000. In 2001, he was appointed by President George W. Bush to the Board of Directors of the Presidio Trust, where he served until 2006. From 1992 through 1999, Feeny served as Executive Vice President of Stanford Management Co., which manages the Stanford University endowment.

Henretta currently serves as Senior Advisor to SSA & Company, an executive strategy consulting firm. She spent 30 years at Procter & Gamble. In 2005, Henretta was appointed President of the company’s business in ASEAN, Australia and India. She was appointed group president, Procter & Gamble Asia in 2007, group president of the company’s Global Beauty Sector in June 2013, and group president of Procter & Gamble E-Business in February 2015. Henretta retired from Procter & Gamble in June 2015.

Lundgren is Chairman and Chief Executive Officer of Stanley Black & Decker, Inc., the successor entity following the merger of The Stanley Works and Black and Decker in March 2010. Prior to the merger, he served as Chairman and Chief Executive Officer of The Stanley Works, a worldwide supplier of consumer products, industrial tools and security solutions for professional, industrial and consumer use. During his tenure, sales have grown from approximately $2 billion to approximately $11 billion in 2015, and he successfully diversified the company’s strategy. Prior to joining The Stanley Works in 2004, Lundgren served as President — European Consumer Products, of Georgia Pacific Corporation and also held various positions in finance, manufacturing, corporate development and strategic planning with Georgia Pacific and its predecessor companies.

Rowland Moriarty and Basil Anderson plan to retire from Staples’ Board of Directors at the 2016 Annual Meeting after 30 and 19 years of service respectively. Raul Vazquez will not stand for reelection to the company’s Board at the 2016 Annual Meeting.

“I’d like to thank Row, Basil, and Raul for their commitment and many contributions to Staples,” said Ron Sargent, Chairman and Chief Executive Officer, Staples, Inc. “With over 50 years of combined service on our Board, their dedication and expertise has been invaluable.”

About Staples, Inc.
Staples retail stores and Staples.com help small business customers make more happen by providing a broad assortment of products, expanded business services and easy ways to shop, all backed with a lowest price guarantee. Staples offers businesses the convenience to shop and buy how and when they want - in store, online, via mobile or though social apps. Staples.com customers can either buy online and pick-up in store or ship for free from Staples.com with Staples Rewards minimum purchase. Expanded services also make it easy for businesses to succeed with in-store Business Centers featuring shipping services and products, copying, scanning, faxing and computer work stations, Tech Services, full-service Print & Marketing Services, Staples Merchant Services, small business lending and credit services.

Staples Business Advantage, the business-to-business division of Staples, Inc., helps mid-market, commercial and enterprise-sized customers make more happen by offering a curated assortment of products and services combined with deep expertise, best-in-class customer service, competitive pricing and state-of-the art ecommerce site. Staples Business Advantage is the one-source solution for all things businesses need to succeed, including office supplies, facilities cleaning and maintenance, breakroom snacks and beverages, technology, furniture, interior design and Print & Marketing Services. Headquartered outside of Boston, Staples, Inc. operates throughout North and South America, Europe, Asia, Australia and New Zealand. More information about Staples (NASDAQ: SPLS) is available at www.staples.com.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Staples will be filing with the SEC and mailing to its stockholders a proxy statement relating to the election of directors, including the new nominees, at its 2016 Annual Meeting. The proxy statement will contain important information about Staples and its director nominees. Stockholders are urged to read the proxy statement carefully when it is available. Stockholders and other interested persons will be able to obtain free copies of the proxy statement through the website maintained by the SEC at www.sec.gov and through Staples’ own website at http://investor.staples.com. Staples and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the 2016 Annual Meeting. Information regarding Staples’ directors and executive officers is contained in Staples Form 10-K for the year ended January 30, 2016 and its proxy statement dated April 13, 2015, which are filed with the SEC.